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                                                                      Exhibit 12
                              OWENS-ILLINOIS, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (Millions of dollars, except ratios)

                                                   Three months ended March 31,
                                                   ----------------------------
                                                         2002         2001
                                                      ---------    ----------
Earnings before income taxes, and minority share
   owners' interests ..............................   $  (365.8)   $   81.0
Less:   Equity earnings............................        (6.0)       (3.6)
Add:    Total fixed Charges deducted from earnings        104.0       116.8
        Proportional share of pre-tax earnings
          (loss) of 50% owned associates ..........         3.5         3.0
        Dividends received from less than 50% owned
          associates ..............................         2.5         4.7
                                                      ---------    --------

        Earnings available for payment of fixed
          charges                                     $  (261.8)   $  201.9
                                                      =========    ========

Fixed charges (including the Company's proportional share of 50% owned associates):

        Interest expense ..........................   $    95.2    $  111.0
        Portion of operating lease rental deemed to
          be interest .............................         3.1         3.3
        Amortization of deferred financing costs
          and debt discount expense ...............         5.7         2.5
                                                      ---------    --------

        Total fixed charges deducted from earnings
          and fixed charges .......................       104.0       116.8

Preferred stock dividends (increased to assumed
   pre-tax amount)  ...............................         7.9         8.1
                                                      ---------    --------

Combined fixed charges and preferred stock
   dividends ......................................   $   111.9    $  124.9
                                                      =========    ========

Deficiency of earnings available to cover
     fixed charges ................................   $   365.8
Ratio of earnings to fixed charges ................                    1.73
Deficiency of earnings available to cover
     combined fixed charges and preferred
     stock dividends                                  $   373.7
Ratio of earnings to combined fixed charges and
   preferred stock dividends ......................                    1.62

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